Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of August, 2004

                         Commission File Number 0-15742

                            UNITED BUSINESS MEDIA PLC
                              (name of registrant)

                                  Ludgate House
                              245 Blackfriars Road
                                 London SE1 9UY
                                 United Kingdom
                    (address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F ___X___                           Form 40-F _______
                               -

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     -------

         Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -------

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

                  Yes _______                                 No ___X___
                                                                    -

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

                            UNITED BUSINESS MEDIA PLC

Form 6-K Items
--------------


1. Press Release dated July 29, 2004 (Part 1).

2. Press Release dated July 29, 2004 (Part 2).

3. Press Release dated July 30, 2004.

                                    Signature

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNITED BUSINESS MEDAI PLC


Dated: August 3, 2004                     By: /s/ Anne C. Siddell
                                              ----------------------------------
                                                Name:    Anne C. Siddell
                                                Title:   Group Company Secretary

                                                                          ITEM 1

                                                                   July 29, 2004

                            UNITED BUSINESS MEDIA PLC
              INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2004

                            Continuing Strong Growth

    Financial Highlights** for the Six Months ended 30 June 2004

     - Turnover            Up 10.6 per cent to 380.5m pounds Sterling
                           (344.0m pounds)

     - Operating profit*   Up 51.9 per cent to 63.8m pounds (42.0m pounds)

     - Operating margin*   Up to 16.8 per cent (12.2 per cent)

     - Profit before tax*  Up 42.9 per cent to 65.0m pounds (45.5m pounds)

     - EPS*                Up 40.6 per cent to 14.9p (10.6p)

     - Dividend            Up 10.0 per cent to 3.63p (3.30p)

      * Before amortisation of goodwill and intangible assets

      ** The full statutory results are shown in the attached summary financial statements

    Clive Hollick, Chief Executive of United Business Media, said:

    "Good underlying revenue growth in all of our businesses lifted operating profit by 52 per cent. This revenue growth and the continuing drive for operating efficiencies has boosted margins to 16.8 per cent -- ahead of our 15 per cent medium term margin target.

    "Our strategy of investing in, and acquiring, new products to build the quality and range of products and the geographic coverage of our key industry sectors, such as technology, healthcare, media, automotive and property is paying off. Through our understanding and knowledge of these sectors we are able to deliver an increasing range of products including publications, trade shows, conferences on line information and research services.

    "Market shares, volumes and yields are up. The performance of businesses acquired over the last year is ahead of plan and organic investment is generating top line and profit growth. The recently announced acquisition of MediMedia healthcare publishing assets, which operate in over 20 countries, brings healthcare revenues to nearly a quarter of overall group revenues.

    Outlook

    "Looking ahead, the steady improvement in our revenues is expected to continue into the second half of 2004. We plan progressively to increase the level of investment in new products and, with a strong balance sheet and cash flow, are well placed to continue to acquire businesses that are strategically compelling and meet our exacting financial criteria. The combination of increasing revenues and operating efficiencies leaves United well placed to continue to deliver strong profit growth."

    Summary Group Profit & Loss Statement

    The profit and loss statement set out below re-presents the group's full profit and loss account (which is included in the attached financial information) in order to show more clearly the results from operations excluding amortisation.


                                         Six Months Ended
                                             30 June
                                       2004            2003
                                     pounds m       pounds m           %

    Group turnover**                  380.5           344.0          10.6

    Operating profit*                  63.8            42.0          51.9

    Net interest income                 3.2             6.2         (49.1)
    Other financial expense (FRS17)    (2.0)           (2.7)        (27.8)

    Profit before tax*                 65.0            45.5          42.9
    Amortisation of goodwill          (59.2)          (53.3)         11.0

    Profit/(loss) before tax            5.8            (7.8)           --
    Taxation                          (14.2)          (10.0)         42.0

    Loss on ordinary activities
     after tax                         (8.4)          (17.8)        (52.8)
    Equity minority interest           (0.9)            0.3            --

    Loss for the period                (9.3)          (17.5)        (47.1)

    Dividends -equity                 (12.1)          (11.0)         10.0
    -non-equity                        (0.2)           (0.3)        (33.3)
    Dividends                         (12.3)          (11.3)          9.0

    Retained loss for the period      (21.6)          (28.8)        (25.1)

    EPS* (pence)                       14.9            10.6

    Basic EPS (pence)                  (2.8)           (5.4)

    Dividends per share (pence)        3.63            3.30


    * Before amortisation of goodwill and intangible assets
    ** Excluding JVs and associates

    CONTENTS

     1. Summary of Results
     2. Divisional Review
     3. Dividend
     4. Balance Sheet and Cash Conversion
     5. Fixed Asset Investments
     6. Tax


    1. SUMMARY OF RESULTS


                      Group Turnover                 Group Operating Profit
                    Six months to 30 June            Six months to 30 June
                         (pounds m)                        (pounds m)

                             Change Underlying              Change  Underlying
                2004    2003    (%)    #(%)    2004    2003     (%)      #(%)
    CMP Media   98.3   101.8    (3.4)   2.1    11.9     4.9    142.9    316.1
    CMP Asia    22.6    14.0    61.4    1.8     6.3   (0.7)        -      7.9
    CMPi        82.6    58.7    40.7    5.0    16.8    10.7     57.0      1.9
    UAP         29.9    29.5     1.4    0.2     6.7     8.9    (24.7)   (9.9)
    Professional
     Media     233.4   204.0    14.4    2.6    41.7    23.8     75.2     34.7
    News
     Distri-
     bution     47.7    48.0    (0.6)  10.9    11.6     8.0     45.0     88.6
    Market
     Research   99.4    92.0     8.0    4.5    10.5    10.2      2.9      6.0
    Total      380.5   344.0    10.6    4.2    63.8    42.0     51.9     36.8

    # Underlying:
    - adjusted for the estimated effects of acquisitions, foreign exchange, SARS and biennial events

    Underlying revenue was up 4.2 per cent -- after adjusting for the effects of acquisitions, foreign exchange, SARS and biennials. Group revenue in the first half of 2004 was increased by 39.0 pounds m of acquisition revenue. The weakness of the US dollar has a direct translation impact upon consolidation - with two thirds of UBM revenue reported locally in US dollars, consolidated turnover was reduced by 27.8m pounds as a result of foreign exchange.

    The average rate of $:pounds exchange in H1 2004 was 1.82 (H1 2003: 1.61), reducing operating profit in H1 2004 by 5 pounds m. A 1 cent movement in the US dollar against sterling is approximately equivalent to a move in profit of around 400,000 pounds over the full year.

    2. DIVISIONAL REVIEW

    Professional Media

                                 Turnover              Operating Profit
                              Six months to             Six months to
                                 30 June                  30 June

                        2004      2003   Change    2004      2003   Change
                     pounds m  pounds m    %     pounds m  pounds m    %
    CMP Media           98.3     101.8    (3.4)    11.9       4.9   142.9
    CMP Asia            22.6      14.0    61.4      6.3      (0.7)      -
    CMPi                82.6      58.7    40.7     16.8      10.7    57.0
    UAP                 29.9      29.5     1.4      6.7       8.9   (24.7)
    Total              233.4     204.0    14.4     41.7      23.8    75.2

    Profitability at CMP Media has improved significantly. An underlying 2 per cent growth in revenue and more than a doubling in operating margins has resulted in operating profits increasing to 11.9 pounds m (4.9 pounds m). Underlying technology revenues (over 80 per cent of CMP Media revenues) were up 2 per cent, all media channels achieved positive revenue growth with online revenues particularly strong with over 30 per cent growth. Five out of the six industry sub-sectors achieved positive growth. Technology publishing yields were up by 3.4 per cent.

    Last year's healthcare acquisition (The Oncology Group and Cliggott Publishing) is fully integrated and delivered a good performance. Total healthcare revenues were up over 70 per cent. Underlying revenues were down 3 per cent as publishing again achieved strong growth but revenue from the medical education business (which represents under a quarter of CMP Media's healthcare business) was reduced as the healthcare companies adapt to new industry regulations.

    Further operating efficiencies were achieved across CMP Media. In addition, organic investment projects delivered 5.3 pounds m of revenue and 1.7 pounds m of operating profit.

    CMP Asia has continued its strong recovery from the negative effects of SARS. Profits of 6.3 pounds m reflected improved strength in the established business and growth from products launched in recent years. This active launch programme has continued into 2004.

    CMP Information has delivered another robust performance. The 2003 acquisitions (including The Builder Group and Barbour Index) are performing well, with significant cost synergies having been achieved. The success of the acquisitions helped drive CMPi's margins up again -- to 20.3 per cent (18.2 per cent). CMPi's continuing businesses also grew -- with underlying revenue up 5.0 per cent. Continuing businesses increased exhibition space, grew yields and -- boosted by new product launches -- gained market share.

    UAP's overall revenue performance was in line with H1'03, with a strong performance from Daltons Weekly and DaltonsBusiness.com, revenue declines from the Exchange & Mart publication and a strong performance from the Auto Exchange titles. Margins were down due to the costs of restructuring, new product investment and promotions.

    UBM's acquisition of MediMedia's drug information businesses in continental Europe and Asia is expected to complete on 30 July 2004.

PR Newswire - News Distribution

                                 Turnover             Operating Profit
                               Six months to           Six months to
                                 30 June                    30 June

                        2004      2003   Change    2004     2003      Change
                      pounds m  pounds m   %     pounds m   pounds m     %
    PR Newswire         47.7      48.0   (0.6)     11.6       8.0       45.0

    PR Newswire delivered a strong performance with an 88.6 per cent increase in underlying operating profit coming from an operating margin of 24.3 per cent (16.7 per cent) and an underlying 10.9 per cent increase in revenue.

    There were three main factors behind PR Newswire's recent achievements: improvements in core US wire revenues, the increased success of organic product launches and significant improvements in the profitability of operations outside of the Americas.

    US wire volumes increased by 5.4 per cent with yields up 5.5 per cent. The two largest US organic products -- video news release and contacts database products, both grew revenue by over a third. Operations outside the Americas lost 2.7 pounds m in the second half of 2003 -- improvements in operating efficiencies contributed to an H1'04 Rest of the World operating loss of only 0.3 pounds m.

    NOP World - Market Research

                                Turnover               Operating Profit
                              Six month to              Six months to
                                30 June                   30 June

                         2004     2003   Change    2004      2003    Change
                      pounds m  pounds m    %    pounds m   pounds m    %
    NOP World           99.4      92.0     8.0     10.5      10.2     2.9

    Overall NOP World delivered an underlying 4.5 per cent growth in revenue, in line with the market research industry. The syndicated and continuous businesses have again grown strongly -- with Mediamark Research and Allison-
Fisher both delivering significant increases in revenue. Generally the ad hoc and custom businesses are making progress. The healthcare businesses achieved revenue growth in the first half, however going into the second half of the year the environment in this sector is challenging and competitive. The recently acquired Italian business Eurisko is performing well.

   3. DIVIDEND

    An interim dividend of 3.63 pence (3.30 pence) per share for 2004 will be paid. This represents a 10.0 per cent increase and is consistent with the 10.0 per cent increase at the interim results stage in 2003. A decision on the dividend for the full year will be taken in line with our progressive dividend policy.

    The interim dividend will be paid on 21 October to shareholders on the register on 13 August. The ex-dividend date will be 11 August.

    4. BALANCE SHEET AND CASH CONVERSION

    Net cash balances at the end of the period were 51.6m pounds, up 5.1m pounds on the year end. Operating cash conversion was 67.1 per cent of operating profit -- lower than H1 2003 due to the higher working capital requirements associated with higher levels of revenue and increased seasonality following the acquisitions in 2003. Our target in the current year is to achieve cash conversion of 90 to 100 per cent over the full year.

    5. FIXED ASSET INVESTMENTS

    UBM holds investments in five, ITN, SIS, SDN, Paperloop and the Press Association. Five revenue grew by 11 per cent to 133.6m pounds (121.8m pounds) and achieved a significantly increased operating profit of 6.2m pounds(0.7m pounds). Its audience share increased to 6.9 per cent (6.6 per cent) and its share of advertising revenue increased from 7.8 per cent to 8.0 per cent.

    Income from investments of 3.0m pounds includes dividends received from the Press Association and ITN.

    6. TAX

    The effective tax rate in H1 2004 was 21.8 per cent (21.9 per cent).

    Notes to Editors:

    United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business information services to the technology, healthcare, media, automotive, financial services and property industries. UBM offers services in news distribution, market research, publishing and events to customers across the globe. Its brands include PR Newswire, the world's leading corporate news distribution service; NOP World, one of the largest market research groups globally; and CMP, the B2B media and exhibition group operating in high tech, healthcare, property, entertainment, jewellery & fashion in the US, UK, Asia and Europe.

    This press release includes statements which are not historical facts and are considered "forward-looking" within the meaning of Section 27 of the Securities Act of 1933, as amended. These forward-looking statements reflect UBM's current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as "believe," "expect," "plan," "anticipate," "on target" and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM's expectations. UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

                                                                          ITEM 2

                                                                   July 29, 2004


                        Group profit and loss account
                    for the six months ended 30 June 2004

                                     Six months   Six months         Year
                                          ended        ended        ended
                                        30 june      30 june  31 December
                                           2004         2003         2003
                               Notes   pounds m     pounds m     pounds m
    Turnover - group and
     share of joint ventures

    Continuing operations                 392.1        355.7        770.3
    Less: share of joint
     ventures' turnover                   (11.6)       (11.7)       (23.6)
    Group turnover                        380.5        344.0        746.7

    Group operating
     profit/(loss)                          0.0        (15.5)       (29.1)

    Share of operating
     profit in joint
     ventures and associates       2        1.6          1.0          2.9
    Income from other fixed
     asset investments                      3.0          3.2          3.9
    Profit/(loss) on ordinary
     activities before
     interest                               4.6        (11.3)       (22.3)

    Net interest income            3        3.2          6.2          9.4
    Other finance expense                  (2.0)        (2.7)        (5.5)
    Profit /(loss) on ordinary
     activities before tax                  5.8         (7.8)       (18.4)

    Tax on profit/(loss) on
     ordinary activities                  (14.2)       (10.0)       (22.7)
    Loss on ordinary activities
     after tax                             (8.4)       (17.8)       (41.1)

    Equity minority interests              (0.9)         0.3         (0.3)
    Loss for the period                    (9.3)       (17.5)       (41.4)

    Dividends - equity             6      (12.1)       (11.0)       (30.2)
    - non-equity                   6       (0.2)        (0.3)        (0.4)
                                   6      (12.3)       (11.3)       (30.6)
    Retained loss for the
     period                               (21.6)       (28.8)       (72.0)
    Earnings/(loss) per share
     -before amortisation of
      intangible assets            4       14.9p        10.6p        23.9p
    -basic                         4       (2.8)p       (5.4)p      (12.5)p
    -diluted                       4       (2.8)p       (5.4)p      (12.5)p


                             Analysis of turnover
                    for the six months ended 30 June 2004


                      Six months ended  Six months ended         Year ended
                          30 June 2004      30 June 2003   31 December 2003

                                 Group             Group              Group
                              share of          share of           share of
                                 joint             joint              joint
                       Group  ventures  Group   ventures     Group ventures
                    pounds m  pounds m pounds m pounds m  pounds m pounds m

    Turnover by division
    Continuing
     operations:
    CMP Media           98.3       4.3   101.8      4.2     210.5     8.2
    CMP Asia            22.6       1.9    14.0      1.6      44.4     3.5
    CMP Information     82.6         -    58.7      1.2     135.0     1.6
    United Advertising
     Publications       29.9         -    29.5        -      58.1       -

    Professional media 233.4       6.2   204.0      7.0     448.0    13.3
    News distribution   47.7       5.4    48.0      4.7      94.8    10.3
    Market research     99.4         -    92.0        -     203.9       -
    Turnover           380.5      11.6   344.0     11.7     746.7    23.6

    by geographic
     market
    United Kingdom     132.8         -   110.8      1.2     225.7     1.6
    North America      208.1       9.2   217.9      8.5     450.1    17.7
    Europe and Middle
     East               18.9       0.5     4.4      0.4      31.5     0.8
    Pacific             20.7       1.9    10.9      1.6      39.4     3.5
    Turnover           380.5      11.6   344.0     11.7     746.7    23.6

                            Analysis of activities
                    for the six months ended 30 June 2004

                          Six months ended           Six months ended
                             30 June 2004             30 June 2003
                                 Group                      Group
                               share of                   share of
                                 joint                      joint
                       Group    ventures  Total    Group   ventures  Total
                    pounds m    poundsm  pounds m pounds m pounds m pounds m
    Operating profit/
     (loss) before
     amortisation of
     intangible assets
     by division*
    Continuing
     operations:
    CMP Media           11.3       0.6    11.9      4.8       0.1     4.9
    CMP Asia             6.2       0.1     6.3     (0.9)      0.2    (0.7)
    CMP Information     16.8         -    16.8     10.7         -    10.7
    United Advertising
     Publications        6.7         -     6.7      8.9         -     8.9
    Professional media  41.0       0.7    41.7     23.5       0.3    23.8
    News distribution    9.9       1.7    11.6      6.5       1.5     8.0
    Market research     10.5         -    10.5     10.2         -    10.2
    Operating profit
     before amortisation
     of intangible
     assets*            61.4       2.4    63.8     40.2       1.8    42.0

    Amortisation of
     intangible
     assets            (58.4)     (0.8)  (59.2)   (52.5)     (0.8)  (53.3)

    Operating profit /
     (loss) by division*
    Continuing
     operations:
    CMP Media          (19.2)      0.3   (18.9)   (17.8)     (0.2)  (18.0)
    CMP Asia             4.4       0.1     4.5     (7.7)      0.2    (7.5)
    CMP Information     (1.8)        -    (1.8)    (3.9)        -    (3.9)
    United Advertising
     Publications        6.2         -     6.2      8.5         -     8.5
    Professional
     media             (10.4)      0.4   (10.0)   (20.9)        -   (20.9)
    News distribution    9.1       1.2    10.3      4.1       1.0     5.1
    Market research      4.3         -     4.3      4.5         -     4.5
    Operating profit /
     (loss)*             3.0       1.6     4.6    (12.3)      1.0   (11.3)
    Net interest and
     other financial
     income                                1.2                        3.5
    Profit/ (loss) on
     ordinary activities
     before tax                            5.8                       (7.8)

    by geographic market
    United Kingdom       3.1       0.2     3.3      8.4         -     8.4
    North America       (3.5)      1.6    (1.9)    (9.0)      1.1    (7.9)
    Europe and
     Middle East        (1.1)     (0.3)   (1.4)    (2.8)     (0.3)   (3.1)
    Pacific              4.5       0.1     4.6     (8.9)      0.2    (8.7)
    Operating profit /
    (loss)*              3.0       1.6     4.6    (12.3)      1.0   (11.3)
    Net interest and
     other financial
     income                                1.2                        3.5
    Profit/(loss) on
     ordinary activities
     before tax                            5.8                       (7.8)

    * Includes income from other fixed asset investments

                            Analysis of activities
                    for the six months ended 30 June 2004

                                          Year ended 31 December 2003

                                                       Group
                                                    share of
                                                       joint
                                      Group         ventures        Total
                                   pounds m         pounds m     pounds m

    Operating profit/ (loss) before
     amortisation of intangible
     assets by division*
    Continuing operations:
    CMP Media                          14.1             0.7          14.8
    CMP Asia                           12.1             0.5          12.6
    CMP Information                    25.2             0.1          25.3
    United Advertising Publications    14.0               -          14.0
    Professional media                 65.4             1.3          66.7
    News distribution                  10.2             3.2          13.4
    Market research                    19.3               -          19.3
    Operating profit before
     amortisation of
     intangible assets*                94.9             4.5          99.4

    Amortisation of intangible
     assets                          (120.1)           (1.6)       (121.7)

    Operating profit /(loss) by
     division*
    Continuing operations:
    CMP Media                         (38.4)            0.1         (38.3)
    CMP Asia                           (1.4)            0.5          (0.9)
    CMP Information                    (4.3)            0.1          (4.2)
    United Advertising Publications    13.3               -          13.3
    Professional media                (30.8)            0.7         (30.1)
    News distribution                   0.7             2.2           2.9
    Market research                     4.9               -           4.9
    Operating profit /(loss)*         (25.2)            2.9         (22.3)
    Net interest and other
     financial income                                                 3.9
    Profit/ (loss) on ordinary
     activities before tax                                          (18.4)

    by geographic market
    United Kingdom                     (6.1)            0.6          (5.5)
    North America                     (25.7)            2.8         (22.9)
    Europe and Middle East              9.8            (0.9)          8.9
    Pacific                            (3.2)            0.4          (2.8)
    Operating profit /(loss)*         (25.2)            2.9         (22.3)
    Net interest and other
     financial income                                                 3.9
    Profit/(loss) on ordinary
     activities before tax                                          (18.4)
* Includes income from other fixed asset investments

                               Group balance sheet
                                 at 30 June 2004

                                                As restated       As restated
                               30 June 2004    30 June 2003  31 December 2003
                                   pounds m        pounds m          pounds m

    Fixed assets
    Intangible assets                 373.1           385.6             430.8
    Tangible assets                    51.4            60.7              54.5
    Investments in joint ventures:
     - share of gross assets           14.5            18.9              16.7
     - share of gross liabilities      (5.5)           (7.2)            (5.5)
                                        9.0            11.7              11.2
    Investments in associated
     undertakings                       0.1             0.2               0.2

    Other investments                 169.4           168.0             168.9
                                      603.0           626.2             665.6
    Current assets
    Stocks                             26.7            24.1              20.4
    Debtors                           160.3           163.8             158.5
    Short term liquid funds           208.3           521.3             425.2
    Cash at bank and in hand          364.6           177.3             185.9
                                      759.9           886.5             790.0
    Creditors: amounts falling
     due within one year           (1,022.2)         (604.9)        (1,076.6)
    Net current (liabilities)/
     assets                          (262.3)          281.6           (286.6)
    Total assets less current
     liabilities                      340.7           907.8             379.0
    Creditors: amounts falling
     due after more than one year

    Bank and other loans             (101.4)         (327.5)          (101.9)
    Other creditors                    (6.4)           (8.2)            (5.4)
    Convertible debt                      -          (237.1)                -
                                     (107.8)         (572.8)          (107.3)
    Provisions for liabilities
     and charges                      (56.3)          (70.4)           (63.1)
    Net assets excluding pension
     liability                        176.6           264.6             208.6
    Pension liability                 (79.3)          (90.9)           (83.9)
    Net assets                         97.3           173.7             124.7

    Capital and reserves
    Called up share capital            84.5            84.5              84.5
    Share premium account             310.1           308.6             309.4
    Merger reserve                     31.3            31.3              31.3
    Other reserves                    159.7           163.6             163.8
    Profit and loss account          (490.0)         (414.9)          (465.3)
    Shareholders' funds
     (including non-equity
     interests)                        95.6           173.1             123.7
    Equity minority interests           1.7             0.6               1.0
    Capital employed                   97.3           173.7             124.7

    Equity shareholders' funds         95.1           172.6             123.2
    Non-equity shareholders' funds      0.5             0.5               0.5
    Shareholders' funds                95.6           173.1             123.7

                          Group cash flow statement
                    for the six months ended 30 June 2004


                                Six months     Six months              Year
                                     ended          ended             ended
                              30 June 2004   30 June 2003  31 December 2003
                                  pounds m       pounds m          pounds m

    Net cash inflow from
     operating activities             27.0          30.2              84.6
    Dividends received from
     joint ventures and
     associates                        2.3           0.4               2.1
    Returns on investment and
     servicing of finance              1.6           4.9               5.8
    Taxation                          (4.9)          7.6               8.4
    Capital expenditure and
     financial investments
    Purchase of tangible fixed
     assets                           (2.9)         (3.3)             (6.9)
    Other                             (1.2)          0.1               4.9
    Acquisitions and disposals           -          (4.3)           (129.9)
    Equity dividends paid to
     shareholders                    (19.1)        (13.4)            (24.4)

    Net cash inflow/ (outflow)
     before use of liquid
     resources and financing           2.8          22.2             (55.4)

    Management of liquid resources    43.3         (26.6)             31.6

    Net cash inflow/(outflow)
     before financing                 46.1          (4.4)            (23.8)
    Financing
    Issue of ordinary share capital    0.7             -               1.0
    Return of capital to
     shareholders                        -          (0.3)             (3.6)
    (Decrease)/increase in
     bank loans                      (21.1)            -              21.1
    Repayment of loan stock          (10.7)         (0.7)             (1.2)

    Financing                        (31.1)         (1.0)              17.3

    Increase / (decrease) in
     cash in the period               15.0          (5.4)             (6.5)


    Reconciliation of net cash
     flow to movement in net cash
    Increase/(decrease)in cash
     in the period                    15.0          (5.4)             (6.5)
    Cash inflow/(outflow) from
     decrease in debt and
     financing                        31.8           0.7             (19.9)
    Cash (outflow)/inflow from
     decrease/ (increase) in
     liquid resources                (43.3)         26.6             (31.6)
    Changes in net cash resulting
     from cash flows                   3.5          21.9             (58.0)
    Other non cash movements          (0.7)         (0.8)             (2.0)
    Translation difference             2.3           4.3              13.0
    Movement in net cash in the
     period                            5.1          25.4             (47.0)


    Opening net cash                  46.5          93.5              93.5

    Closing net cash                  51.6         118.9              46.5



     Reconciliation of operating
     profit/(loss) to net cash inflow from
     operating activities


    Operating profit /(loss)            4.6        (11.3)            (22.3)
    Depreciation charges                6.4          9.5              25.3
    Amortisation of intangible
     assets - group                    58.5         52.5             120.1
    Share of results of joint
     ventures                          (1.7)        (1.0)             (2.9)
    Income from other fixed asset
     investments                       (3.0)        (3.2)             (3.9)
    Profit on sale of fixed
     asset investments                    -            -              (4.3)
    Other finance expenses                -         (2.7)                -
    Loss on sale of tangible fixed
     assets                             0.1            -               0.3
    Payments against provisions        (6.8)        (9.8)            (23.1)
    Net increase in working capital:
    - payments against restructuring
       and other exceptional costs        -         (1.3)                -
    -Additional pension
      contributions                    (6.6)        (2.5)             (3.2)
    - other movements in working
       capital                        (24.4)        (0.2)              2.2
    Other non-cash items including
     movements on provisions          (0.1)          0.2              (3.6)

    Cash inflow from operating
     activities                        27.0         30.2              84.6

             Statement of group total recognised gains and losses
                    for the six months ended 30 June 2004

                                Six months      Six months              Year
                                     ended           ended             ended
                              30 June 2004    30 June 2003  31 December 2003
                                  pounds m        pounds m          pounds m

    Loss for the financial period     (9.3)          (17.5)            (41.4)

    Currency translation differences
    on foreign currency investments:
    Group                             (2.8)           (4.9)            (20.4)
    Joint ventures                    (0.3)           (0.1)             (0.1)
    Actuarial gain recognised in
     the pension schemes                 -               -              11.6
    Other recognised losses for
     the period                       (3.1)           (5.0)             (8.9)
    Total recognised losses relating
     to the period                   (12.4)          (22.5)            (50.3)

    The historical cost loss for the financial period is not materially different from the reported loss.


            Reconciliation of movements in group shareholders' funds
                      for the six months ended 30 June 2004

                                                   Restated      Restated
                                        Six             Six          Year
                                     months          months         ended
                                    30 June         30 June   31 December
                                       2004            2003          2003
                                   pounds m        pounds m      pounds m

    Opening shareholders' funds       123.7           207.2         207.2
    Loss for the financial period      (9.3)          (17.5)        (41.4)
    Equity dividends                  (12.1)          (11.0)        (30.2)
    Non-equity dividends on 'B'
     shares - see below                (0.2)           (0.3)         (0.4)
                                      102.1           178.4         135.2
    Other recognised losses relating
     to the period                     (3.1)           (5.0)         (8.9)
    New share capital subscribed        0.7              --           1.0
    Credit in respect of employee
     share schemes                     (4.1)             --            --
    Return of capital to shareholders    --            (0.3)         (3.6)
    Closing shareholders' funds        95.6           173.1         123.7

    At 30 June 2004, the company had 6,212,819 B shares outstanding (30 June 2003: 7,546,387; 31 December 2003: 6,212,819). These arose from the return of capital to shareholders in April 2001. B shares receive a continuing dividend linked to LIBOR. The company has indicated that it will periodically offer to repurchase B shares at 245p per share.


    Notes

    1. Basis of preparation

    The interim report for the six months ended 30 June 2004 has been prepared on the basis of accounting policies set out in the 2003 Annual Report and Accounts.

    The group has adopted UITF 38 (Accounting for ESOP trusts) in these interim financial statements. This Abstract requires that any investment in own shares through an ESOP trust is deducted from shareholders funds. As required by the Abstract, the comparative information at 30 June 2003 and 31
December 2003 has been restated, with the amounts shown as 'Other investments' and Shareholders' funds both being reduced by 4.1 million pounds at each of these dates.

    2. Share of operating profit in joint ventures and associates

                                  Six months      Six months         Year
                                       ended           ended        ended
                                     30 June         30 June  31 December
                                       2004            2003          2003
                                   pounds m        pounds m      pounds m

    Joint ventures and
     associates -continuing             2.4             1.8           4.5
    Amortisation of intangible
     assets                            (0.8)           (0.8)         (1.6)
                                        1.6             1.0           2.9

    3. Net interest income

                                 Six months      Six months
                                      ended           ended     Year ended
                                    30 June         30 June    31 December
                                       2004            2003           2003
                                   pounds m        pounds m       pounds m

    Group                               3.2             6.2            9.4
    Joint ventures and associates        --              --             --
                                        3.2             6.2            9.4


    Interest receivable includes 4.7 million pounds (six months ended 30 June 2003: 4.5 million pounds; year ended 31 December 2003: 8.9 million pounds) of interest receivable from Channel 5 Television Group in respect of shareholder loans.

    4. Earnings/(loss) per share

                        Six months         Six months         Year ended
                     ended 30 June        ended 30 June       31 December
                          2004                2003               2003

                             Earnings/             Earnings/        Earnings/
                                (loss)               (loss)            (loss)
                   Earnings/      per    Earnings/     per Earnings/      per
                     (loss)     share     (loss)     share    (loss)    share
                   pounds m     pence   pounds m     pence  pounds m    pence

    Profits before
     amortisation of
     intangible
     assets            49.9      14.9      35.8      10.7       80.3     24.0
    Adjustment in
     respect
     of B share
     dividends         (0.2)     (0.0)     (0.3)     (0.1)      (0.4)   (0.1)
                       49.7      14.9      35.5      10.6       79.9     23.9
    Adjustment
     in respect
     of amortisation
     of intangible
     assets           (59.2)    (17.7)    (53.3)    (16.0)    (121.7)  (36.4)

    Basic              (9.5)     (2.8)    (17.8)     (5.4)     (41.8)  (12.5)
    Diluted            (9.5)     (2.8)    (17.8)     (5.4)     (41.8)  (12.5)

    Basic loss per share is calculated on the loss attributable to shareholders of 9.5 million pounds (June 2003: loss of 17.8 million pounds; December 2003: loss of 41.8 million pounds) and on 334,297,844 shares (June 2003: 335,515,353; December 2003: 334,225,648) being the weighted average number of shares in issue during the period.

    For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The group has two categories of dilutive potential ordinary shares: those share options granted to employees where the exercise price is less than the average market price of the company's ordinary shares during the year, and shares attributable to convertible debt. No adjustment has been made for the dilutive impact, as this would reduce the reported loss per share.


    5. Foreign exchange

    The trading results of overseas subsidiaries, joint ventures and associated companies were translated into sterling at an average of the exchange rates ruling for the period. This resulted in a weighted average rate of exchange in respect of the US dollar for the period of $1.82:1 pound (six months ended 30 June 2003: $1.61:1 pound; year ended 31 December 2003: $1.64:1 pound). The balance sheets of overseas subsidiaries, joint ventures and associated companies were translated into sterling at the period end rate of exchange in respect of the US dollar of $1.82:1 pound (six months ended 30 June 2003: $1.67: 1 pound; year ended 31 December 2003: $1.79: 1 pound).

    6. Dividends

                                  Six months     Six months     Year ended
                               ended 30 June  ended 30 June    31 December
                                        2004           2003           2003
                                    pounds m       pounds m       pounds m
    Equity dividends                   (12.1)         (11.0)         (30.2)
    Non-equity dividends - B shares     (0.2)          (0.3)          (0.4)
    Dividends                          (12.3)         (11.3)         (30.6)

    An interim dividend of 3.63 pence per ordinary share (2003: 3.30 pence) will be payable on 21 October 2004 to shareholders on the register at close of business on 13 August 2004.

    The non-equity dividends relate to the LIBOR linked dividend on B shares.

    7. Acquisitions and disposals

    On 1 June 2004, UBM announced the proposed acquisition of certain businesses from MediMedia for MediMedia's drug information businesses in continental Europe and Asia, and all of its trade press, patient education and pharma-marketing solutions businesses in Germany, Benelux and Asia-Pacific. All necessary regulatory consents have now been received and the transaction is expected to complete on 30 July 2004.

    8. Status of financial information

    The figures for the year ended 31 December 2003 (which do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985) have been extracted from the Annual Report and Accounts which have been filed with the Registrar of Companies; the auditors opinion on those accounts was unqualified and did not contain a statement under section 237 of the Companies Act 1985.

    The interim financial information was approved by a duly appointed and authorised committee of the board of directors on 29 July 2004. It is unaudited but has been reviewed by the auditors as set out in their report.

    Independent review report to United Business Media plc

    Introduction

    We have been instructed by the company to review the financial information set out on pages 1 to 7 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

    Directors' responsibilities

    The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The Listing Rules of the London Stock Exchange require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

    Review work performed

    We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

    Review conclusion

    On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

     Ernst & Young LLP
     London
     29 July 2004

                                                                          ITEM 3

                                                                   July 30, 2004

       United Business Media Completes Acquisition of Leading Professional
                   Healthcare Media Business in Europe & Asia

    United Business Media today announced that it has completed the acquisition of MediMedia's drug information businesses in continental Europe and Asia, and all the trade press, patient education and pharma marketing solutions businesses in Germany, Benelux and Asia-Pacific. This includes major brands occupying leading positions in 21 markets. The initial agreement to acquire this business was announced on 1 June 2004.

    The businesses have a long-established and consistent record of revenue and profit growth. Synergies with UBM's existing healthcare business and the scope for product expansion in existing and new territories will provide new opportunities to boost performance.

    The purchase price remains unchanged at EUR282.5m in cash. In 2003 turnover was EUR105.8m and EBITDA was EUR24.4m, with further growth forecast in 2004. The acquisition should be earnings neutral in 2004 and is predicted to increase earnings by more than 5 per cent in 2005. It is expected to achieve UBM's cost of capital within two years.

    The acquisition fits with UBM's strategy of building its core franchises and extending its geographical coverage in key markets on attractive financial terms. MediMedia's market leading products generate a high level of recurring revenues and have good growth potential, which will be accelerated in tandem with other UBM healthcare products.

    This press release includes statements which are not historical facts and are considered "forward-looking" within the meaning of Section 27 of the Securities Act of 1933, as amended. These forward-looking statements reflect UBM's current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as "believe," "expect," "plan," "anticipate," "on target" and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM's expectations. UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.